                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           Seabulk International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81169P101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               C/R Marine GP Corp.
                          c/o Riverstone Holdings, LLC
                          712 Fifth Avenue, 19th Floor
                            New York, New York 10019
                         Attention: Pierre Lapeyre, Jr.
                              Phone: (212) 993-0093
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 9, 2002
-------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      C/R Marine Domestic Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00 - Contributions from Partners
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See Item 5.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See Item 5.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      C/R Marine Non-U.S. Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00 - Contributions from Partners
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See Item 5.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See Item 5.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      C/R Marine Coinvestment, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00 - Contributions from Partners
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See Item 5.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See Item 5.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      C/R Marine Coinvestment II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00 - Contributions from Partners
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See Item 5.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See Item 5.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      C/R Marine GP Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See Item 5.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See Item 5.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

Item 1.       Security and Issuer.

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Seabulk International, Inc. (the "Company").

         The Company's principal executive office is located at 2200 Eller Drive, Fort Lauderdale, Florida 33316.

Item 2.       Identity and Background.

         This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) C/R Marine Domestic Partnership, L.P., a Delaware limited partnership ("C/R U.S."); (2) C/R Marine Non-U.S. Partnership, L.P., a Delaware limited partnership ("C/R Int'l"); (3) C/R Marine Coinvestment, L.P., a Delaware limited partnership ("C/R Coinvestment"); (4) C/R Marine Coinvestment II, L.P., a Delaware limited partnership ("C/R Coinvestment II" and, together with C/R U.S., C/R Int'l and C/R Coinvestment, the "C/R Purchasers"); and (5) C/R Marine GP Corp., a Delaware corporation ("C/R GP").

         C/R U.S. is a Delaware limited partnership which was formed to purchase shares of Common Stock. C/R GP is the general partner of C/R U.S.

         C/R Int'l is a Delaware limited partnership which was formed to purchase shares of Common Stock. C/R GP is the general partner of C/R Int'l.

         C/R Coinvestment is a Delaware limited partnership which was formed to purchase shares of Common Stock. C/R GP is the general partner of C/R Coinvestment.

         C/R Coinvestment II is a Delaware limited partnership which was formed to purchase shares of Common Stock. C/R GP is the general partner of C/R Coinvestment II.

         C/R GP is a Delaware corporation which was formed to be the general partner of the C/R Purchasers. Information with respect to the controlling persons, officers and directors of C/R GP is set forth on Schedule I attached hereto, which is hereby incorporated by reference.

         The address of the principal business and principal office of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 19th Floor, New York, New York 10019.

         During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on
Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds.

         Pursuant to the Company Stock Purchase Agreement (as defined in Item 4 below), the C/R Purchasers have agreed to purchase 4,166,667 shares of Common Stock for a purchase price of $33,333,336.

         Additionally, pursuant to the Loomis Securities Purchase Agreement (as defined in Item 4 below), the C/R Purchasers have agreed to purchase (1) up to 1,752,041 shares of Common Stock for a purchase price of $14,016,328 and (2) Warrants (as defined in Item 6 below) to purchase up to 60,172 shares of Common Stock, for a purchase price of $348,003.04.

         The general and limited partners of the C/R Purchasers will make capital contributions to fund the purchase of shares of Common Stock and Warrants.

         None of the Reporting Persons intends to borrow any funds in connection with the purchase of shares of Common Stock and Warrants.

Item 4.       Purpose of Transaction.

         The C/R Purchasers, Nautilus Acquisition, L.P., a Delaware limited partnership ("Nautilus") and the Company have entered into a Stock Purchase Agreement, dated as of June 13, 2002 (the "Company Stock Purchase Agreement"), which provides that the C/R Purchasers and Nautilus, subject to certain closing conditions contained therein, will purchase 4,166,667 and 8,333,333 shares, respectively, of Common Stock for a purchase price of $33,333,336 and $66,666,664, respectively.

         Additionally, the C/R Purchasers, Nautilus and Loomis, Sayles & Company, L.P., a Delaware limited partnership ("Loomis Sayles") have entered into a Securities Purchase Agreement, dated as of June 13, 2002 (the "Loomis Securities Purchase Agreement" and, together with the Company Stock Purchase Agreement, the "Purchase Agreements"), which provides that the C/R Purchasers and Nautilus, subject to certain closing conditions contained therein, will purchase (i) up to 1,752,041 and 3,504,081 shares, respectively, of Common Stock for a purchase price of $14,016,328 and $28,032,648, respectively, and (ii) Warrants to purchase up to 60,172 and 120,345 shares, respectively, of Common Stock, for a purchase price of $348,003.04 and $696,006.09, respectively.

         The C/R Purchasers entered into the Purchase Agreements in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and other developments, including but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or, from time to time, increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise.

         The Reporting Persons also intend to actively participate in the management of the Company through representation on the Board of Directors. Pursuant to a Stockholders' Agreement (as defined in Item 6 below), to be entered into by and among the Company, the C/R Purchasers, Nautilus and a management shareholder, certain of the C/R Purchasers and Nautilus will agree to vote their shares to ensure that the Board of Directors will consist of ten directors and will include two directors designated by certain of the C/R Purchasers and four directors designated by Nautilus.

         As part of the transactions contemplated by the Company Stock Purchase Agreement, the Company will amend its certificate of incorporation to add, among other things, certain protections for minority stockholders.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 5.       Interest in Securities of the Issuer.

                  (a)-(b) As of July 16, 2002, neither the Reporting Persons nor Nautilus was the holder of record of any shares of Common Stock or Warrants. On July 9, 2002, the Company filed its preliminary proxy statement seeking stockholder approval of the share issuance to the C/R Purchasers and Nautilus pursuant to the Company Stock Purchase Agreement and of the amendment to its certificate of incorporation with the Securities and Exchange Commission. Also on July 9, 2002, early termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended ("HSR Act"), was granted.

         If the transactions contemplated by the Purchase Agreements are consummated, each of the Reporting Persons and Nautilus may be deemed to beneficially own the following:

                                              Number of Shares of    Total Number of  % of Equity
                                                Common Stock       Shares of Common    Ownership
                                 Number of        Issuable           Stock (Assuming   (Assuming
                                 Shares of     Upon Exercise of       Exercise of     Exercise of
 Name                            Common Stock     Warrants              Warrants)      Warrants)

C/R U.S.(1) .................     1,204,051        12,241               1,216,292         5.2%
C/R Int'l(1) ................     3,711,670        37,735               3,749,405        16.1%
C/R Coinvestment(1) .........       506,635         5,150                 511,785         2.2%
C/R Coinvestment II(1) ......       496,352         5,046                 501,398         2.2%
C/R GP(2) ...................     5,918,708        60,172               5,978,880        25.7%
Nautilus(3) .................    11,837,414       120,345              11,957,759        51.3%

---------
(1) These numbers may decrease to the extent that Loomis Sayles can no longer cause such shares or Warrants to be sold to a C/R Purchaser. See Item 6 below for a description of the Loomis Securities Purchase Agreement. Each of the C/R Purchasers will have the shared power to dispose or direct the disposition of the shares of Common Stock and Warrants which it would hold directly or the shares of Common Stock issuable upon exercise of such Warrants. Each of the C/R Purchasers will have the shared power to vote or direct the vote of such shares of Common Stock, but will not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. The C/R Purchasers may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group. Each of the C/R Purchasers disclaims beneficial ownership of any shares of Common Stock owned by any other C/R Purchaser.

(2) These numbers may decrease to the extent that Loomis Sayles can no longer cause such shares or Warrants to be sold to a C/R Purchaser. See Item 6 below for a description of the Loomis Securities Purchase Agreement. C/R GP is the sole general partner of each of the C/R Purchasers and exercises investment discretion and control over the shares of Common Stock and Warrants held by each of the C/R Purchasers. Hence, in such capacity, C/R GP may be deemed to have the power to dispose or direct the disposition of the shares of Common Stock and Warrants that each of the C/R Purchasers would hold, and shares of Common Stock which each of the C/R Purchasers would hold upon exercise of such Warrants, and to vote or direct the vote of such shares of Common Stock. William E. Conway, Jr., Daniel A. D'Aniello, David M. Rubenstein, Pierre F. Lapeyre, Jr., David M. Leuschen and Jim H. Derryberry, as the sole stockholders of C/R GP, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Reporting Persons. Such persons disclaim any such beneficial ownership.

(3) These numbers may decrease to the extent that Loomis Sayles can no longer cause such shares or Warrants to be sold to Nautilus. See Item 6 below for a description of the Loomis Securities Purchase Agreement. On July 16, 2002, Nautilus filed a separate Schedule 13D with respect to the shares of Common Stock and Warrants to be purchased by it pursuant to the Securities Purchase Agreements, on behalf of itself and its other reporting persons (collectively, the "Nautilus Entities"). The Reporting Persons and the Nautilus Entities may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the Nautilus Entities.

         All calculations made herein are made in accordance with Rule 13d-3(d) under the Exchange Act and based on the 10,623,938 shares of Common Stock outstanding as of July 3, 2002, as reported by the Company in its preliminary proxy statement, filed as of July 9, 2002.

               (c) None of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by the C/R Purchasers and beneficially owned by their general partner, as described in paragraphs (a) and (b) above, is governed by the applicable limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests. The limited partner of C/R Coinvestment II has the right to cause the general partner to distribute all of the portfolio investments, including the shares of Common Stock and Warrants, held by C/R Coinvestment II to such limited partner on or after the two-year anniversary of C/R Coinvestment II's initial acquisition of such shares and Warrants, subject to any then-applicable legal, tax, regulatory or contractual restrictions. See Item 6 below for a description of the C/R Coinvestment II Agreement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Upon the terms and conditions set forth in the Company Stock Purchase Agreement, the Loomis Securities Purchase Agreement, the Term Sheet for the Stockholders' Agreement (the "Stockholders' Agreement Term Sheet") and the Fee Letter (the "Fee Letter") (attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 respectively, and incorporated herein by reference), the C/R Purchasers and Nautilus will purchase the shares of Common Stock covered by this statement.

         Company Stock Purchase Agreement

         The following description of the Company Stock Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Company Stock Purchase Agreement.

         Pursuant to the Company Stock Purchase Agreement, the Company has agreed to sell to the C/R Purchasers and Nautilus, and the C/R Purchasers and Nautilus have agreed to purchase from the Company, a total of 12,500,000 shares of Common Stock for a price of $8.00 per share and an aggregate purchase price of $100,000,000.

         The sale and purchase of the Common Stock (the "Closing") will take place upon the satisfaction of certain conditions set forth in the Company Stock Purchase Agreement, including, without limitation, obtaining a ruling from the United States Coast Guard that, following the transactions contemplated by the Purchase Agreements, the Company will not fail to meet the requirements of
Section 2 of the Shipping Act, 1916, as amended, for ownership and operation of vessels in the United States coastwide trade; obtaining the approval of the stockholders of the Company; and the expiration of applicable waiting periods under the HSR Act.

         Under the terms of the Company Stock Purchase Agreement, the Company is obligated to seek and obtain the approval of the holders of the Common Stock at a meeting of its stockholders (i) to issue the shares of Common Stock to be purchased by the C/R Purchasers and Nautilus pursuant to the Company Stock Purchase Agreement, and (ii) to adopt an amendment to the certificate of incorporation, which amendment, among other things, would increase the number of authorized shares of Common Stock from 20,000,000 to 40,000,000 and eliminate the classification of the Company's Board of Directors. Pursuant to the Company Stock Purchase Agreement, the Board of Directors of the Company is obligated to recommend such approvals.

         The Company has also agreed to pay the expenses of the C/R Purchasers and Nautilus incurred since January 1, 2002 in certain circumstances, including the successful consummation of the transactions contemplated by the Company Stock Purchase Agreement.

         In the event that the transactions contemplated by the Company Stock Purchase Agreement are not consummated as a result of a breach by the Company of certain of its obligations thereunder or if the Board of Directors of the Company accepts an unsolicited proposal by a third party and thereafter terminates the Company Stock Purchase Agreement, then the Company is obligated to pay to the C/R Purchasers and Nautilus a termination fee of $6,000,000 collectively. However, the Company will be obligated to pay their expenses only up to $2,000,000 collectively.

         Upon the Closing, the Company, the C/R Purchasers and Nautilus will enter into a Stockholders' Agreement on the terms set forth in the Stockholders' Agreement Term Sheet, which is described below.

         Loomis Securities Purchase Agreement

         The following description of the Loomis Securities Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Loomis Securities Purchase Agreement.

         Pursuant to the Loomis Securities Purchase Agreement, Loomis Sayles has agreed to Cause (as defined therein) its managed accounts to sell to the C/R Purchasers and Nautilus, and the C/R Purchasers and Nautilus have agreed to purchase from such managed accounts, a total of up to 5,256,122 shares of Common Stock for a price of $8.00 per share; up to 49,915 Class A Common Stock Purchase Warrants for a price of $0.01 per warrant, with one Class A Common Stock Purchase Warrant immediately exercisable for one share of Common Stock at an exercise price of $38.49 and expiring on December 14, 2003; and up to 130,602 Common Stock Purchase Warrants for a price of $7.99 per warrant, with one Common Stock Purchase Warrant immediately exercisable for one share of Common Stock at an exercise price of $0.01 and expiring on June 30, 2007 (collectively, the "Warrants"). It is possible that the deliverable number of shares of Common Stock and Warrants may be less than the number of shares of Common Stock and Warrants which the C/R Purchasers and Nautilus are obligated to purchase.

         The sale and purchase of the Common Stock and the Warrants will take place upon the satisfaction of certain conditions set forth in the Loomis Securities Purchase Agreement.

         Under the terms of the Loomis Securities Purchase Agreement, Loomis Sayles is obligated to Cause the shares of Common Stock controlled by it to be voted in favor of the (i) issuance of the shares of Common Stock to be purchased by the C/R Purchasers and Nautilus pursuant to the Company Stock Purchase Agreement, and (ii) the adoption of the amendment to the certificate of incorporation.

         Stockholders' Agreement Term Sheet

         The following description of the Stockholders' Agreement Term Sheet is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Stockholders' Agreement Term Sheet.

         The Company Stock Purchase Agreement requires as a condition to the consummation of the transactions described herein that upon the Closing, the Company, the C/R Purchasers, Nautilus and a management stockholder enter into a Stockholders' Agreement (the "Stockholders' Agreement") based on the terms set forth in the Stockholders' Agreement Term Sheet. Under the terms of the Stockholders' Agreement Term Sheet, the Stockholders' Agreement will provide the C/R Purchasers and Nautilus with the following rights, among others: (i) representation on the Company's Board of Directors, specifically, two directors to be designated by certain of the C/R Purchasers and four directors to be designated by Nautilus; (ii) demand registration rights; (iii) piggyback registration rights; (iv) rights of first refusal in connection with any proposed transfer of Common Stock to a third party by the other parties to the Stockholders' Agreement; (v) tag-along rights to participate in sales of common stock by the other parties to the Stockholders' Agreement; and (vi) preemptive rights to purchase their pro rata portion of new securities issued by the Company. Transfers of shares of Common Stock held by the parties to the

Stockholders' Agreement will be restricted. The Stockholders' Agreement will provide that the Company may not grant additional registration rights to any other person or entity and will cause all registration rights agreements to which it is currently a party to be terminated.

         Fee Letter

         The following description of the Fee Letter is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Fee Letter.

         Upon the Closing, the Company shall pay a fee to Carlyle/Riverstone Energy Partners, L.P., an affiliate of the Reporting Entities, in an amount of $1,000,000. Upon the Closing, the Company shall pay a fee to Credit Suisse First Boston Corporation, Inc., an affiliate of Nautilus, in an amount of $2,000,000.

         Except for the agreements described above or in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         C/R Coinvestment II Agreement

         The following description of the letter agreement, dated as of July 16, 2002, by and between C/R GP and Midstream Holdings, LLC, with respect to C/R Coinvestment II (the "C/R Coinvestment II Agreement," which is attached hereto as Exhibit 5 and incorporated herein by reference), is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the C/R Coinvestment II Agreement.

         Pursuant to the C/R Coinvestment II Agreement, the limited partner of C/R Coinvestment II will have the right to cause C/R Coinvestment II to distribute all of the portfolio investments, including any shares of Common Stock and Warrants, held by C/R Coinvestment II to such limited partner on or after the two-year anniversary of C/R Coinvestment II's initial acquisition of such shares and Warrants, subject to any then-applicable legal, tax, regulatory or contractual restrictions. Subsequently, such shares of Common Stock and Warrants will be subject to the terms and conditions of the Shareholders' Agreement. Until such shares and Warrants are distributed to such limited partner, it will have the right to participate, through C/R Coinvestment II, in any further transactions engaged in by the C/R Purchasers in respect of the Company on a pro rata basis with the other C/R Purchasers.

         Management and control over C/R Coinvestment II, including with respect to its investments, will be vested solely in C/R GP, as the general partner.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase Agreement dated as of June 13, 2002, by and among Seabulk International, Inc., the C/R Purchasers and Nautilus.

         Exhibit 2: Securities Purchase Agreement dated as of June 13, 2002, by and among Loomis, Sayles & Company, L.P., the C/R Purchasers and Nautilus.

         Exhibit 3:  Stockholders' Agreement Term Sheet.

         Exhibit 4: Fee Letter dated June 13, 2002, by and among Seabulk International, Inc., Carlyle/Riverstone Energy Partners, L.P. and Credit Suisse First Boston Corporation.

         Exhibit 5: Letter Agreement dated as of July 16, 2002, by and between C/R Marine GP Corp. and Midstream Holdings, LLC.

         Exhibit 6:  Joint Filing Agreement dated as of July 16, 2002.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2002

                                        C/R Marine Domestic Partnership, L.P.

                                        By:   C/R Marine GP Corp.
                                              its General Partner

                                        By:   /s/ Daniel A. D'Aniello
                                              ---------------------------------
                                              Name:    Daniel A. D'Aniello
                                              Title:   President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2002

                                       C/R Marine Non-U.S. Partnership, L.P.

                                       By:   C/R Marine GP Corp.
                                             its General Partner

                                       By:   /s/ Daniel A. D'Aniello
                                             ---------------------------------
                                             Name:    Daniel A. D'Aniello
                                             Title:   President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2002

                                        C/R Marine Coinvestment, L.P.

                                        By:   C/R Marine GP Corp.
                                              its General Partner

                                        By:   /s/ Daniel A. D'Aniello
                                              --------------------------------
                                              Name:    Daniel A. D'Aniello
                                              Title:   President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2002

                                         C/R Marine Coinvestment II, L.P.

                                         By:   C/R Marine GP Corp.
                                               its General Partner

                                         By:   /s/ Daniel A. D'Aniello
                                               -------------------------------
                                               Name:    Daniel A. D'Aniello
                                               Title:   President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2002

                                      C/R Marine GP Corp.


                                      By:   /s/ Daniel A. D'Aniello
                                            -------------------------------
                                            Name:    Daniel A. D'Aniello
                                            Title:   President

                                                                      Schedule I

                        Executive Officers and Directors

                                       of

                               C/R Marine GP Corp.

         The names of the Directors and the names and titles of the Executive Officers of C/R Marine GP Corp. ("C/R GP") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is c/o Riverstone Holdings, LLC, 712 Fifth Avenue, 19th Floor, New York, NY 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to C/R GP and each individual is a United States citizen.


       Name, Business Address         Present Principal Occupation

*      William E. Conway, Jr.         Director and Vice President; Founder and
                                      Managing Director of The Carlyle Group

*      Daniel A. D'Aniello            Director and President; Founder and Managing
                                      Director of The Carlyle Group

*      Jim H. Derryberry              Director and Vice President; Chief Operating
                                      Officer of Riverstone Holdings LLC

*      John F. Harris                 Secretary; Managing Director and Chief
                                      Financial Officer of The Carlyle Group

*      Pierre F. Lapeyre, Jr.         Director and Vice President; Founder and
                                      Managing Director of Riverstone Holdings LLC

*      David M. Leuschen              Director and Vice President; Founder and
                                      Managing Director of Riverstone Holdings LLC

*      David M. Rubenstein            Director and Vice President; Founder and
                                      Managing Director of The Carlyle Group




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